Exhibit 21.1

Subsidiaries of South Plains Financial, Inc.

Entity Name	State of Incorporation

City Bank	Texas
South Plains Financial Capital Trust III	Delaware
South Plains Financial Capital Trust IV	Delaware
South Plains Financial Capital Trust V	Delaware
Windmark Insurance Agency, Inc.	Texas